November 20, 2015

Securities and Exchange Commission
Division of Corporation Finance
100 First Street, NE
Mail Stop 3561
Washington, DC 20549
Attention: Mr. Arthur C. Sandel and Ms. Folake Ayoola

Re:	Toyota Auto Finance Receivables LLC Registration Statement on Form SF-3 Filed July 21, 2015 File No. 333-205778

Dear Mr. Sandel and Ms. Ayoola:

On July 21, 2015 (the “Filing Date”), our client, Toyota Auto Receivables LLC (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form SF-3 (the “Initial Registration Statement”), including a form of prospectus for use in offering a series of asset-backed notes (the “Initial Prospectus”) and certain exhibits (the “Initial Exhibits” and, together with the Initial Registration Statement and Initial Prospectus, the “Initial Documents”).  On August 14, we received a letter containing your comments (the “Initial Comments”) to the Initial Documents.  In response to the Initial Comments, the Initial Registration Statement was amended by filing on September 17, 2015 a Pre-Effective Amendment No. 1 to the Registration Statement (the “First Amended Registration Statement”), including an amended form of prospectus (the “First Amended Prospectus” and, together with the First Amendment Registration Statement, the “First Amendment Documents”). On October 1, 2015, we received your oral comments (the “Oral Comments”) on the First Amendment Documents.  As of the date hereof and in response to the Oral Comments, the Company is filing with the Commission its Pre-Effective Amendment No. 2 to the Registration Statement, including an amended form of prospectus (the “Second Amended Prospectus”) and an additional exhibit.    Submitted below, on behalf of the Company, are the Company’s responses (the “Responses”) to each of the Oral Comments.

For your convenience, the Responses have been placed in the order in which the Comments were presented, within the headings set forth in the Comments, and the text of each Comment is presented in bold italics before the associated Response.  References to page numbers of the prospectus in the Comments and headings remain to the First Amended Prospectus, while references to page numbers of the prospectus in the Responses are to the Second Amended Prospectus.  Capitalized terms that are used in this letter, unless otherwise defined, have the meanings set forth in the Second Amended Prospectus.

Registration Statement on Form SF-3

Asset Representations Review, page 76

1.	Comment:

We note your response to prior comment 17 and your revised disclosure that, “the related Form 10-D will alert Noteholders of their ability to notify the Indenture Trustee that they consider any non-compliance of any representation to be a breach of the applicable agreement.” Please revise your disclosure to discuss how investors will be provided access to the Asset Representations Reviewer’s report and other materials that will allow investors to be able to determine a breach. Additionally, please revise to clarify the timeframe, if any, such determinations ought to be made.

Response:

It is not the Noteholders who ultimately make the determination that noncompliance with any representation or warranty constitutes a breach of a contractual provision.  Rather, that responsibility rests with TMCC and the Depositor, as noted in the paragraph following the language you reference on page 77 of the Second Amended Prospectus.  As noted in the first sentence of the paragraph containing the quoted language, both TMCC and the Depositor will receive copies of the Asset Representations Reviewer’s report.  TMCC is the Servicer, and the Depositor is a subsidiary of TMCC, so both will have access to the underlying documents and Receivable files provided to the Asset Representations Reviewer.

The language you quote was intended merely to summarize the existing rights of investors with respect to their general ability to express their views to the Indenture Trustee, and to direct the Indenture Trustee to take action as to any matter – in this case, with respect to their views as to whether there was compliance or noncompliance with any representation that constitutes a breach and requires the repurchase of a Receivable.  However, the ultimate decision whether there was noncompliance with a representation that constitutes a breach and requires the repurchase of a Receivable by the Depositor from the Issuing Entity will be made solely by the Depositor, and the ultimate decision whether there was noncompliance with a representation that constitutes a breach and requires the repurchase of a Receivable by TMCC from the Depositor will be made solely by TMCC, whether in response to their receipt of a report received from the Asset Representations Reviewer, or a repurchase request received from the Indenture Trustee, a Noteholder or any other transaction party.  We have revised the disclosure at page 77 of the Second Amended Prospectus to make this clear.

There is no specific timeframe for TMCC or the Depositor to make such a determination, and none is required by the rules.  If the Indenture Trustee or a Noteholder makes a repurchase request that is not resolved within 180 days of the Depositor’s or the Administrator’s receipt of notice of the request, then the Indenture Trustee or Noteholder may submit the request to the dispute resolution procedures required by the rules and described on pages 79-80 of the Second Amended Prospectus.

2.	Comment:

We additionally note your revised disclosure on page 76 that “TMCC and the Depositor will evaluate any report of the Asset Representations Reviewer and any repurchase request received from the Indenture Trustee, any Noteholder or any other party to any of the transaction documents in order to determine whether a repurchase of any Receivable is required.  After reviewing the report, each of TMCC and the Depositor will determine if there were breaches of its representations and warranties, and will then decide whether to repurchase the Receivable.”  It is not clear to us whether the sponsor and the depositor will evaluate a report of the asset representations reviewer and determine if there were breaches of representations and warranties only after receiving a repurchase request, or if the sponsor and depositor will make a breach determination in the event that neither the noteholders nor the indenture trustee make such determination.  Please revise to clarify, in the event that no other party makes a determination about whether the non-compliance constitutes a breach, that the sponsor or the depositor would make such determination.

Response:

Please see our response to comment 1 above.

[Remainder of Page Intentionally Left Blank]

Should you have any further questions or comments please contact me at 212-309-6200.

Regards,
/s/ Reed D. Auerbach
Reed D. Auerbach

cc:	Katherine Adkins, Esq.